Room 4561

January 12, 2007

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

  Re: **Imergent, Inc.**
    Form 8-K Filed on September 7, 2006
    Form 8-K Filed on November 7, 2006
    File No. 001-32277

Dear Mr. Lewis,

  We have reviewed your response letter dated November 16, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 7, 2006

1.   We note that your presentation includes several non-GAAP measures including
        net dollar volume of contracts written and adjusted amounts for cost of product
        and other revenue, selling and marketing expense, income before income tax
        provision, income tax provision, net income and earnings per share. Please revise
        your disclosures to provide substantive disclosures complying with Item
        10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each individual
        measure. Note that we do not consider brief footnotes that identify adjustments to
        the GAAP amounts to be sufficient for these purposes. In addition, revise to
        provide descriptive captions for each measure rather than simply labeling each as
        "non-GAAP."

2.   We note that your adjustments to GAAP revenue appear to be directed at
        reporting results similar to those that would exist if cash was paid upon signing of
        your extended payment term arrangements. Please explain to us how you
        evaluated the impact of the interest income that remains in your non-GAAP
        results given the nature of these adjustments. In addition, explain how you
        determined that additional adjustment or disclosure was not necessary to address
        interest income.

3.   We note that your reconciliation from GAAP revenue to net dollar volume of
        contracts involves reversing the vast majority of GAAP revenue and replacing it
        by adding the dollar value of contracts signed during the period. We believe that
        this may give the unwarranted impression that you are re-casting your financial
        statements using a comprehensive set of accounting principles other than
        generally accepted accounting principles. Please revise your presentation to
        reconcile between these two amounts by showing the net adjustments made or
        explain to us why you believe that your reconciliation complies with Item
        10(e)(1)(i)(B) of Regulation S-K.

4.   Please describe to us the "certain expenses" that are deferred during the three-day
        return period and refer to the authoritative literature that supports your
        accounting.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief